SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES

13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

Noah Education Holdings Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G65415 104

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. G65415 104	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Baring Asia II Holdings (22) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 3,364,669 ordinary shares
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 3,364,669 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,364,669 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.8%
12	TYPE OF REPORTING PERSON* CO

CUSIP No. G65415 104	13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Baring Asia Fund II (GP) LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 3,364,669 ordinary shares
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 3,364,669 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,364,669 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.8%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. G65415 104	13G	Page 4 of 6 Pages

ITEM 1	(a).	NAME OF ISSUER:

Noah Education Holdings Ltd. (the “Issuer”)

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

10th Floor B Building, Futian Tian’an Hi-Tech Venture Park, Futian District, Shenzhen, Guangdong Province, People’s Republic of China

ITEM 2	(a).	NAME OF PERSON FILING:

Baring Asia II Holdings (22) Limited Baring Asia Fund II (GP) LP

ITEM 2	(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

The address of Baring Asia II Holdings (22) Limited is P.O. Box 431, 13-15 Victoria Road, St. Peter Port, Guernsey, Channel Islands, GY1 3XD, United Kingdom.

The address of Baring Asia Fund II (GP) LP is 13-15 Victoria Road, St. Peter Port, Guernsey, Channel Islands, GY1 3ZD, United Kingdom.

ITEM 2	(c).	CITIZENSHIP:

The place of organization of Baring Asia II Holdings (22) Limited is British Virgin Islands.

The place of organization of Baring Asia Fund II (GP) LP is Guernsey.

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares, $0.00005 par value

ITEM 2	(e).	CUSIP NUMBER:

G65415 104

ITEM 3.		Not Applicable

CUSIP No. G65415 104	13G	Page 5 of 6 Pages

ITEM 4.	OWNERSHIP:

Reporting person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Baring Asia II Holdings (22) Limited	3,364,669	8.8	0	3,364,669	0	3,364,669
Baring Asia Fund II (GP) LP	3,364,669	8.8	0	3,364,669	0	3,364,669

Baring Asia II Holdings (22) Limited is the record holder of 3,364,669 ordinary shares of Noah Education Holdings Ltd. Baring Asia II Holdings (22) Limited was incorporated solely for the purpose of holding shares in the Issuer for the benefit of the entities that comprise The Baring Asia Private Equity Fund II (“Fund II”). The voting and investment power of the shares owned by Baring Asia II Holdings (22) Limited is exercised by the investment committee of Baring Asia Fund II (GP) LP, the sole general partner of Fund II. This investment committee is comprised of Jean Eric Salata, Gordon Shaw Sun Kan and Christopher Brotchie, each of whom disclaims beneficial ownership of shares in the Issuer held by Baring Asia II Holdings (22) Limited.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

CUSIP No. G65415 104	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008

Baring Asia II Holdings (22) Limited	By:	/s/ Julie Jones
	Name:	Julie Jones
	Title:	Director

Baring Asia Fund II (GP) LP	By:	/s/ Julie Jones
	Name:	Julie Jones
	Title:	Director

Baring Asia Fund Managers II Limited As General Partner to Baring Asia Fund II (GP) LP

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement